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                             February 21, 2024

       Marvin Tien
       Chief Executive Officer
       Corner Growth Acquisition Corp. 2
       251 Lytton Avenue, Suite 200
       Palo Alto, California 94301

                                                        Re: Corner Growth
Acquisition Corp. 2
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 15,
2024
                                                            File No. 001-40510

       Dear Marvin Tien:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that you are seeking to extend your termination date to December 31, 2024, a date which is
approximately 42 months from your initial public offering. We also note that you are listed on The
Nasdaq Stock Market LLC and that Section IM-5101-2 of the
                                                        Nasdaq Listing Rules
requires that a special purpose acquisition company complete one or more business
combinations within 36 months of the effectiveness of its IPO registration statement. Please
revise to explain that the proposal to extend your termination deadline to
                                                        December 31, 2024 does
not comply with this rule, or advise, and to disclose the risks of your non-compliance
with this rule, including that your securities may be subject to suspension and
delisting from The Nasdaq Stock Market LLC, and the consequences of any such suspension or
delisting. Please also reconcile this with your statements elsewhere in the proxy that you
"intend[] to rely" on being listed on Nasdaq to not be deemed a penny stock issuer.
 Marvin Tien
FirstName LastNameMarvin   Tien 2
Corner Growth Acquisition Corp.
Comapany21,
February  NameCorner
            2024       Growth Acquisition Corp. 2
February
Page 2 21, 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Nanette C. Heide